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                                   EXHIBIT 2.6

This Letter sets out the general terms and conditions under which Arena Power, L.P., ("Arena") and Potomac Energy Corporation, ("Potomac"), collectively the Parties, ("Parties"), will jointly participate in the development, exploitation, ownership, and operation of a coal deposit and a coal-fired electric power production plant which will be located near Guaduero in the Emerald Mountain Region northwest of Bogota, Columbia, the Project ("Project").

     As required, an ownership entity will be formed in Columbia, presumably under an S.A. or S.A. de C.V. structure. The entity will be called NEWCO, S.A. or NEWCO S.A. de C.V. ("Newco").

     Newco will be owned by Arena and Potomac who will each own one-half (1/2) of the stock of the entity and contribute required equity and/or guarantees in proportion to their ownership. If Newco enters any agreement to provide any local partners or equity/debt providers with equity, then dilution of Arena and Potomac will occur on an equal basis.

     Arena will be responsible for day to day management of Newco. Newco's board will have a minimum of four seats which will be held by Arena and Potomac. The board of Newco will adopt a resolution containing a list of management functions and business activities that will require unanimous consent of the Arena and Potomac directors.

     Arena and Potomac will equally share development costs of the Project once their capital accounts have equalized. To date, Potomac has incurred project development costs of $30,000. Arena will fund 100% of the next $30,000 in development costs to equalize its capital account with Potomac's. Thereafter, Arena and Potomac will each be responsible for one-half of the development costs of the Project.

     If a Project Development Fee is included in long term project debt financing, this development fee will be split equally among Arena and Potomac to offset each groups development costs.

     The Basic Contract for Small Carbon Exploration/Exploitation between Ecocarbon and Erasmo Potomac, will be formally assigned to Newco within 60 days of Newco's formation.



     This Memorandum of Understanding is binding on Arena and Potomac.

This Agreement is dated effective December 2, 1998.



/s/Daniel P. Werner                                  /s/Carl Swan
Daniel P. Werner                                     Carl Swan
Vice President,                                      Potomac Energy Corporation
Arena Power Company, General Partner of
Arena Power, L.P.




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